No Act

DC





13003837

Act: 1934
Section: 15(d)
Rule:
Public Availability: 11/5/2013

November 5, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Willbros Group, Inc.
Incoming letter dated October 30, 2013

Based on the facts presented, the Division will not object if the Subsidiary Guarantors stop filing periodic and current reports under the Exchange Act, including their quarterly reports on Form 10-Q for the quarter ended September 30, 2013. We assume that, consistent with the representations made in your letter, the Subsidiary Guarantors will file certifications on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date for their Forms 10-Q for the quarter ended September 30, 2013.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Erin E. Martin
Attorney-Advisor



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

November 5, 2013

Mail Stop 4561

Greg S. Scharlau
Conner & Winters, LLP
4375 N. Vantage Drive, Suite 405
Fayetteville, Arkansas 72703

Re: Willbros Group, Inc.

Dear Mr. Scharlau:

In regard to your letter of October 30, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel & Associate Director


CONNER & WINTERS
Attorneys and Counselors at Law

Conner & Winters, LLP
4375 N. Vantage Drive, Suite 405
Fayetteville, Arkansas 72703
479-582-5711

Securities Exchange Act of 1934
Section 15(d) and Rule 12h-3

October 30, 2013

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Willbros Group, Inc.

Ladies and Gentlemen:

We are writing on behalf of Willbros Group, Inc., a Delaware corporation (the "Company"), and the subsidiaries of the Company listed on Exhibit A hereto (the "Subsidiary Guarantors"), in connection with the proposed suspension of the reporting obligations of the Subsidiary Guarantors under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a class of securities titled "Guarantees of Debt Securities" (collectively, the "Guarantees of Debt Securities") registered on a shelf registration statement on Form S-3 (File No. 333-174406) (as amended, the "S-3 Registration Statement").

The Subsidiary Guarantors satisfy the requirements of Rule 12h-3(a) and (b) for the suspension of their reporting requirements under Section 15(d) of the Exchange Act, however the provisions of paragraph (c) of Rule 12h-3 would make Rule 12h-3 unavailable for the suspension of such reporting obligations of the Subsidiary Guarantors for the remainder of the fiscal year ending December 31, 2013 (the "2013 Fiscal Year"). Accordingly, we request that a no-action letter be issued advising us that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs with the Company's view that the effectiveness during the 2013 Fiscal Year of Post-Effective Amendment No. 1 (" Post-Effective Amendment No. 1") to the S-3 Registration Statement would not, under the circumstances described herein, preclude the Subsidiary Guarantors from filing a Form 15 to suspend their reporting obligations with respect to the 2013 Fiscal Year under Section 15(d) of the Exchange Act in reliance on Rule 12h-3 thereunder. Unless otherwise indicated, each reference herein to a "Section" or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively.

The Company has authorized us to make the statements set forth in this letter on behalf of the Company and the Subsidiary Guarantors.

Background

The S-3 Registration Statement was filed by the Company and its subsidiary guarantors named therein on May 23, 2011, to register securities of the Company and the Guarantees of Debt Securities. The S-3 Registration Statement was declared effective on June 3, 2011. Post-Effective Amendment No. 1 was filed on April 26, 2013, for the purposes of (i) noting that certain entities that were originally co-registrant subsidiary guarantors under the S-3 Registration Statement have been sold or merged out of existence, (ii) noting that the names of certain other entities that were co-registrant subsidiary guarantors under the S-3 Registration Statement have been changed, and (iii) making certain other revisions updating the S-3 Registration Statement as a result of the Company regaining its eligibility to use Form S-3 for the shelf registration after losing such eligibility as a result of a late filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Post-Effective Amendment No. 1 was declared effective on May 22, 2013. Neither the Company nor any Subsidiary Guarantor utilized the S-3 Registration Statement while ineligible to use Form S-3.

On September 9, 2013, Post-Effective Amendment No. 2 ("Post-Effective Amendment No. 2") to the S-3 Registration Statement was filed to deregister the Guarantees of Debt Securities. Post-Effective Amendment No. 2 was declared effective on September 12, 2013. Accordingly, the Subsidiary Guarantors are no longer registrants under the S-3 Registration Statement. No debt or other securities of the Company or Guarantees of Debt Securities have ever been issued under the S-3 Registration Statement.

The Subsidiary Guarantors do not have any class of securities that are registered or required to be registered under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act that would subject any of the Subsidiary Guarantors to the reporting obligations of Section 15(d) or any other provision of the Exchange Act, other than with respect to the deregistered Guarantees of Debt Securities. Each of the Subsidiary Guarantors has no outstanding class of securities other than its common stock (or equivalent equity interests in the case of an entity that is organized as a limited liability company or a limited partnership), all of which is 100% owned, directly or indirectly, by the Company. None of the Subsidiary Guarantors has any contractual obligation to continue to or otherwise file reports with the Commission pursuant to Section 15(d) or any other provision of the Exchange Act. Subject to the Staff's concurrence with the request set forth in this letter, the Subsidiary Guarantors will file a Form 15 with the Commission to suspend their duty to file reports under Section 15(d) with respect to the Guarantees of Debt Securities in reliance on Rule 12h-3. The Subsidiary Guarantors will file such Form 15 only after the relief sought by this letter has been obtained, but no later than the filing of the Company's Form 10-Q for the quarterly period ended September 30, 2013 (assuming the relief sought by this letter has been obtained before such date). The Subsidiary Guarantors have satisfied their reporting obligations under Section 15(d) since the Guarantees of Debt Securities were deregistered pursuant to Post-Effective Amendment No. 2 and will file all reports required under Section 15(d) through the time of filing the Form 15 (assuming the relief sought by this letter is obtained).

Discussion

Because Post-Effective Amendment No. 1 became effective during the 2013 Fiscal Year, the Subsidiary Guarantors continue to be subject to the obligation under Section 15(d) of the Exchange Act to file the reports required by Section 13(a) of the Exchange Act for the remainder of the 2013 Fiscal Year.

Rule 12h-3 permits an issuer to suspend its reporting obligations under Section 15(d) with respect to a class of securities if (A) the issuer has filed all reports required by Section 13(a) for the shorter of (i) its most recent three fiscal years and the portion of the current year preceding the date of filing a Form 15 and (ii) the period since the issuer became subject to such reporting obligations, and (B) the securities are held of record by fewer than 300 persons.

The Subsidiary Guarantors qualify for suspension of their reporting obligations under Section 15(d) pursuant to Rule 12h-3 with respect to the Guarantees of Debt Securities but for the provisions of paragraph (c) of Rule 12h-3. Prior to the effectiveness of Post-Effective Amendment No. 2, the Subsidiary Guarantors were eligible for, and availed themselves of, the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5 because they were permitted to omit financial statements by Rule 3-10 of Regulation S-X in accordance with paragraph (f) thereof (the "Rule 12h-5 Exemption"). In particular, each of the Subsidiary Guarantors is 100% owned, directly or indirectly, by the Company, the Guarantees of Debt Securities were full and unconditional and joint and several, and the Company's financial statements filed with the Commission since the effectiveness of the S-3 Registration Statement have included the condensed financial information of the Subsidiary Guarantors required by Rule 3-10(f)(4) of Regulation S-X (the "Rule 3-10 Disclosure"). Since the Guarantees of Debt Securities were deregistered pursuant to Post-Effective Amendment No. 2, the Subsidiary Guarantors have satisfied their reporting obligations under Section 15(d). Therefore, the Subsidiary Guarantors satisfy the requirements of Rule 12h-3 but for the application of the provisions of paragraph (c) thereof, which would in effect require the Subsidiary Guarantors to continue to be subject to the obligation under Section 15(d) to file the reports required by Section 13(a) for the remainder of the 2013 Fiscal Year.

Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) under the Securities Act. The effectiveness of Post-Effective Amendment No. 1 bring the Subsidiary Guarantors within the scope of Rule 12h-3(c) for the 2013 Fiscal Year.

We respectfully submit that the Subsidiary Guarantors should be able to rely on Rule 12h-3 to suspend their duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons:

(1) the Subsidiary Guarantors meet the requirements of Rules 12h-3(a) and (b),

(2) Section 15(d)'s purpose of providing current information to investors would not be undermined in granting the Subsidiary Guarantors relief,

(3) the benefits of reporting for the Subsidiary Guarantors do not outweigh the burdens of making such filings, and

(4) the Commission has recognized in a number of similar situations that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations.

The issue presented in this letter is whether the effectiveness of Post-Effective Amendment No. 1 during the 2013 Fiscal Year should preclude the Subsidiary Guarantors from utilizing Rule 12h-3.

The Subsidiary Guarantors meet all requirements of Rules 12h-3(a) and (b) to suspend their duty under Section 15(d) to file reports required by Section 13(a). For the periods since each Subsidiary Guarantor became subject to the reporting obligations of Section 15(d) and prior to the effectiveness of Post-Effective Amendment No. 2, each Subsidiary Guarantor has throughout such periods been eligible for, and has availed itself of, the Rule 12h-5 Exemption. The Company's financial statements filed with the Commission since the effectiveness of the S-3 Registration Statement have included the Rule 3-10 Disclosure for the Subsidiary Guarantors. The Company further advises the Staff and represents that, as of the date of this letter, each Subsidiary Guarantor is current in its reporting obligations under the Exchange Act. The Company further represents that, as of the date that a Form 15 will be filed to suspend the reporting obligations of each Subsidiary Guarantor under Section 15(d) with respect to the Guarantees of Debt Securities in reliance on Rule 12h-3, each Subsidiary Guarantor will have filed with the Commission all reports required by Sections 13(a) and 15(d) before such date. Furthermore, the Subsidiary Guarantors will not issue any Guarantees of Debt Securities under the S-3 Registration Statement in any future offerings of debt securities by the Company under the S-3 Registration Statement, and the Guarantees of Debt Securities were deregistered effective September 12, 2013, pursuant to Post-Effective Amendment No. 2. There has never been any Guarantees of Debt Securities issued under the S-3 Registration Statement.

Section 15(d)'s purpose of providing current information to purchasers would not be undermined by granting the Subsidiary Guarantors relief. The Staff has indicated on several occasions that a literal reading of Rule 12h-3 is not always justified as a matter of public policy. In Release No. 34-20263 (October 5, 1983) (the "Proposing Release") proposing to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." As noted above, the Subsidiary Guarantors have never issued any Guarantees of Debt Securities and will not issue any Guarantees of Debt Securities under the S-3 Registration Statement in any future securities offerings of debt securities under the S-3 Registration Statement that the Company may undertake as the Guarantees of Debt Securities have been deregistered pursuant to Post-Effective Amendment No. 2. As a result, there are and will be no holders of Guarantees of Debt Securities who would be protected by, or would in any way benefit from, the continued obligation of the Subsidiary Guarantors to file reports under Section 15(d) for the 2013 Fiscal Year that would result from the application of Rule 12h-3(c).

Benefits of reporting do not outweigh the burdens of making such filings. In the Proposing Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." In several analogous cases involving the release and termination and/or redemption of an issuer's registered securities, the Staff has recognized that the benefits of continued reporting when there are or will be few or no holders of such securities do not outweigh the burdens of making such filings. *See, e.g., AmerisourceBergen Corp.* (available July 25, 2012); *Republic Services, Inc.* (available July 24, 2012); *MXenergy Holdings Inc.* (available August 18, 2011); *Aeroflex Incorporated* (available August 4, 2011); *CPG International, Inc.* (available March 23, 2011); *Goodman Global Group, Inc.* (available December 14, 2010); *Comtech Telecommunications Corp.* (available August 27, 2009); *Media General Communications, Inc.* (available April 1, 1997); *Alamo Rent-A-Car, Inc.* (available February 4, 1997); and *Ferrellgas, Inc.* (available August 19, 1994). As noted previously, the Subsidiary Guarantors have not issued and will not issue any Guarantees of Debt Securities under the S-3 Registration Statement. The Guarantees of Debt Securities were deregistered pursuant to Post-Effective Amendment No. 2. Requiring each Subsidiary Guarantor to continue its Section 15(d) reporting under these circumstances does not appear to be justified by the Commission's policy articulated in the Proposing Release and would impose a significant burden on the Company due to the dedication of management time and cost that would be required to satisfy the Section 15(d) reporting obligations of the Subsidiary Guarantors for the remainder of the 2013 Fiscal Year.

Prior no action relief granted with respect to Rule 12h-3(c). The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and, accordingly, has provided relief by taking a no-action position similar to that requested herein in many other analogous instances. See e.g., *AmerisourceBergen Corp.* (available July 25, 2012) (Staff permits suspension of reporting by subsidiary guarantors where all guarantees of debt securities had been terminated and released); *Republic Services, Inc.* (available July 24, 2012) (Staff permits suspension of reporting by subsidiary guarantors where all guarantees of debt securities had been released); *MXenergy Holdings Inc.* (available August 18, 2011) (Staff permits suspension of reporting where all notes have been redeemed); *Aeroflex Incorporated* (available August 4, 2011) (Staff permits suspension of reporting where all notes have been repurchased or redeemed); *CPG International, Inc.* (available March 23, 2011) (Staff permits suspension of reporting where all notes have been repurchased or redeemed); *Goodman Global Group, Inc.* (available December 14, 2010) (Staff permits suspension of reporting where all notes have been redeemed); *Comtech Telecommunications Corp.* (available August 27, 2009) (Staff permits suspension of reporting by subsidiary guarantors where the guarantees have been terminated upon the conversion of all guaranteed notes into common stock); *Media General Communications, Inc.* (available April 1, 1997) (Staff permits suspension of reporting where all notes have been redeemed); *Alamo Rent-A-Car, Inc.* (available February 4, 1997) (Staff permits suspension of reporting where most notes have been repurchased and all remaining notes have been defeased); and *Ferrellgas, Inc.* (available August 19, 1994) (Staff permits suspension of reporting where all notes have been redeemed and all debentures have been repurchased). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) of the Securities Act in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) does not require an issuer to remain subject to the reporting requirements of Section 15(d) for the remainder of such fiscal year. Unlike the precedents noted above, the Guarantees of Debt Securities have never been issued under the S-3 Registration Statement. However, the rationale for providing relief from the technical reading of Rule 12h-3 in such precedents is also applicable with respect to the Subsidiary Guarantors.

We also note that while the Subsidiary Guarantors do not fall within the scope of the two situations described by the Staff in the Staff Legal Bulletin No. 18 (CF) (March 15, 2010) ("SLB No. 18"), the Subsidiary Guarantors otherwise satisfy the conditions set forth in SLB No. 18 for an issuer to be exempted from the requirements to receive a no-action response from the Division of Corporation Finance before filing a Form 15 to suspend its Section 15(d) reporting obligations in reliance on Rule 12h-3. As discussed in further detail above, the Subsidiary Guarantors (1) do not have a class of securities registered under Section 12 of the Exchange Act, (2) comply with the requirements of Rules 12h-3(a) and 12h-3(b), will file a Form 15 and will be current in their respective reporting obligations as of the date of filing such Form 15, and (3) have removed all unsold Guarantees of Debt Securities from registration pursuant to Post-Effective Amendment No. 2.

Conclusion and Request

For the reasons discussed above, we respectfully request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff concurs with the Company's view that the effectiveness of Post-Effective Amendment No. 1 during the 2013 Fiscal Year would not, under the circumstances described herein, preclude the Subsidiary Guarantors from filing a Form 15 to suspend their reporting obligations with respect to the 2013 Fiscal Year under Section 15(d) of the Exchange Act in reliance on Rule 12h-3 thereunder.

If and when relief is granted by the Staff with respect to the foregoing, the Subsidiary Guarantors will file a Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) prior to the due date for filing Section 13(a) reports for the quarter ended September 30, 2013. In the event any Subsidiary Guarantor no longer qualifies for the suspension of its reporting obligations as a result of having Guarantees of Debt Securities being held of record by 300 or more persons on the first day of any subsequent fiscal year, such Subsidiary Guarantor will resume its reporting obligations.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss this matter with the Staff before any written response to this letter is issued.

Please contact the undersigned at (479) 587-3418 or Robert Melgaard at (918) 586-8973 should you have any questions, comments or should you desire additional information.

Very truly yours,



Greg S. Scharlau

cc: Van A. Welch
Peter W. Arbour
Willbros Group, Inc.

EXHIBIT A
TABLE OF SUBSIDIARY GUARANTORS

Name	State of Incorporation or Organization	Commission File No.
Bemis, LLC	Vermont	333-174406-35
Chapman Construction Co., L.P.	Texas	333-174406-34
Chapman Construction Management Co., Inc.	Texas	333-174406-31
Chapman Holding Co., Inc.	Nevada	333-174406-33
Construction & Turnaround Services, L.L.C.	Oklahoma	333-174406-32
Halpin Line Construction LLC	New York	333-174406-30
Hawkeye, LLC	New York	333-174406-29
Lineal Industries, Inc.	Pennsylvania	333-174406-22
Willbros Downstream, LLC	Oklahoma	333-174406-21
Willbros Downstream of Oklahoma, Inc.	Oklahoma	333-174406-20
Premier Utility Services, LLC	New York	333-174406-19
Premier West Coast Services, Inc.	Oklahoma	333-174406-04
Skibeck Pipeline Company, Inc.	New York	333-174406-18
Skibeck PLC, Inc.	New York	333-174406-17
Trafford Corporation	Pennsylvania	333-174406-16
UTILX Corporation	Delaware	333-174406-15
UtilX Overseas Holdings, Inc.	Delaware	333-174406-14
Willbros Construction California (U.S.), Inc.	Delaware	333-174406-13
Willbros Construction (U.S.), LLC	Delaware	333-174406-12
Willbros Energy Services Company	Delaware	333-174406-11
Willbros Engineers, LLC	Louisiana	333-174406-02
Willbros Engineers (U.S.), LLC	Delaware	333-174406-10
Willbros Engineering California (U.S.), Inc.	Delaware	333-174406-09
Willbros Government Services (U.S.), LLC	Delaware	333-174406-08
Willbros Midstream Services (U.S.), LLC	Delaware	333-174406-07
Willbros Project Services (U.S.), LLC	Delaware	333-174406-06
Willbros Refinery and Maintenance Services (U.S.), LLC	Delaware	333-174406-05
Willbros T&D Services, LLC	Delaware	333-174406-01
Willbros United States Holdings, Inc.	Delaware	333-174406-03
Willbros Utility T&D Group Common Paymaster, LLC	Delaware	333-174406-28
Willbros Utility T&D Holdings, LLC	Delaware	333-174406-27